Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press release dated March 20, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Geoffrey Weiji Gao
	Name:	Geoffrey Weiji Gao
	Title:	Principal Financial and Accounting Officer

Date: March 20, 2012

Exhibit 99.1

Contact:
Acorn International, Inc.	CCG Investor Relations
Ms. Lilian Lai	Ms. Elaine Ketchmere, CFA
Phone: +86-21-51518888 Ext. 2540	Phone: +1-310-954-1345 (Los Angeles)
Email: lilian@chinadrtv.com	Email: elaine.ketchmere@ccgir.com
www.chinadrtv.com

Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
www.ccgirasia.com

FOR IMMEDIATE RELEASE

Acorn International Reports Fourth Quarter and Full Year 2011

Unaudited Financial Results

SHANGHAI, China, March 20, 2012 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct sales and distribution networks, today announced its unaudited financial results for the quarter and full year ended December 31, 2011.

Summary Results for the Fourth Quarter 2011:

•	Net revenues were $87.5 million, an increase of 23.5% compared to $70.8 million in the fourth quarter of 2010.

•	Gross profit was $38.7 million, an increase of 84.7% compared to $21.0 million in the fourth quarter of 2010.

•	Gross margin was 44.3%, compared to 29.6% in the same period of 2010.

•	Operating loss was $1.8 million, compared to an operating loss of $11.9 million in the fourth quarter of 2010.

•	Net loss from continuing operations was $0.9 million, compared to a net loss of $9.4 million for the fourth quarter of 2010.

•	Net loss attributable to Acorn was $1.0 million, compared to a net loss of $8.7 million in the fourth quarter of 2010.

•	Diluted loss per American Depositary Share (“ADS”) from continuing operations were $0.03, compared to a loss per ADS of $0.29 for the fourth quarter of 2010.

Summary Results for the Full Year 2011:

•	Net revenues were $362.1 million, an increase of 23.5% compared to $293.2 million for 2010.

•	Gross profit was $156.1 million, an increase of 40.0% compared to $111.5 million for 2010.

•	Gross margin was 43.1%, compared to 38.0% for 2010.

•	Operating income was $1.1 million, compared to an operating loss of $12.8 million for 2010.

•	Net income from continuing operations was $5.0 million, compared to a net loss of $7.2 million for 2010.

•	Net income attributable to Acorn was $5.1 million, compared to a net loss of $6.4 million for 2010.

•	Diluted earnings per ADS from continuing operations were $0.17 for 2011, compared to diluted loss per ADS from continuing operations of $0.22 for 2010.

“2011 was a year of transformation for Acorn. We made good progress in our strategy to develop Acorn into a media and branding company supported by strong media resources with a portfolio of high quality, proprietary branded products. Mobile handsets sales were the largest contributor to our revenues during 2011, due to the sustained market recognition of the Gionee A320 model. We successfully introduced five new products for full scale sales and marketing programs in 2011, including the Yierjian abdominal trainer, which quickly became our fastest growing product and will be one of our major growth drivers in the future,” said Mr. Don Yang, CEO and President of Acorn. “In 2011, we achieved more effective media spending, thereby generating strong interest in our brands, improving our conversion rate and driving repeat sales. Revenues generated through our other direct sales platforms increased 45.3% and accounted for more than half of total direct sales. At the same time, we remained financially prudent, improved our core operations and controlled our costs, returning Acorn to profitability at the operating level and generating $5.1 million in net income for our shareholders.”

Business Results for the Fourth Quarter of 2011:

•

Sales of mobile handsets were the best selling product line, generating revenues of $27.1 million, representing 30.9% of total revenues, in the fourth quarter of 2011. Mobile phone sales declined 27.6% from the fourth quarter of 2010 due to less media spending and slower than expected Gionee W100 cell phone sales. Sales of collectibles rose 61.1% year-over-year to reach $11.3 million in the fourth quarter of 2011, due to increased market demand.

•

Sales of fitness products (mainly Yierjian abdominal trainer introduced in September 2011) performed well in 2011, generating $10.2 million in revenue. The Company expects the fitness product line to become one of its major revenue drivers in 2012.

•

Other direct sales platforms, represented by third-party bank channels, outbound calls, catalogs and Internet sales remained a key growth driver of the Company’s direct sales business. Other direct sales increased 29.7% for the fourth quarter 2011 compared to the fourth quarter 2010. The growth in other direct sales was primarily due to growth in outbound sales calls, which increased 68.8% in the fourth quarter of 2011 compared to the same period last year, partially offset by a 26.1% decrease in third party bank channel sales.

Financial Results for the Fourth Quarter of 2011:

Total net revenues were $87.5 million for the fourth quarter 2011, an increase of 23.5% from $70.8 million for the fourth quarter last year. Direct sales contributed to 83.0%, or $72.6 million, of the total net revenues for the fourth quarter of 2011, an increase of 26.9% from $57.2 million for the same period last year, mainly due to sales of cell phones, collectibles and fitness products.

Distribution sales net revenues increased 9.3% year-over-year to $14.9 million from $13.6 million for the fourth quarter of 2010, primarily due to stronger sales of M8 tablet computer, an Ozing series electronic learning product, which commands a higher selling price and a higher margin.

The table below summarizes the gross revenues of the Company for the fourth quarter of 2010 and 2011, broken down by product categories:

	2011 Q4 $‘000	Sales %	2010 Q4 $‘000	Sales %
Cell phones	27,091	30.89	37,438	52.77
Electronic learning products	12,616	14.38	9,515	13.41
Collectible products	11,296	12.88	7,011	9.88
Fitness products	10,181	11.61	107	0.15
Other products	9,885	11.27	4,900	6.92
Consumer electronics	7,902	9.01	4,428	6.24
Cosmetics	5,640	6.43	5,311	7.49
Health products	3,095	3.53	2,230	3.14

Total gross revenues	87,706		70,940

Cost of sales for the fourth quarter of 2011 was $48.8 million, a 2.2% decrease from $49.8 million for the fourth quarter of 2010, primarily due to a lower percentage of sales in the quarter contributed by cell phones, which generally have higher product costs.

Gross profit for the fourth quarter of 2011 was $38.7 million, an increase of 84.7% compared to $21.0 million for the fourth quarter of 2010. Gross margin was 44.3% in the fourth quarter of 2011, compared to 29.6% in the same period in 2010. The increase in gross margin was largely due to a shift in product mix to include less cell phone sales in certain distribution channels, which generally have lower margins. In addition, the lower margin in the fourth quarter of 2010 also resulted from certain write-downs of Ozing and cell phone inventories the Company recorded in such period, as well as a decrease in gross margin from cosmetics sales due to the discontinuation of Softto hair treatment products.

Advertising expenses were $17.4 million for the fourth quarter of 2011, up 18.7% from $14.6 million for the fourth quarter of 2010. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 2.23 in the fourth quarter of 2011, up from 1.43 in the fourth quarter of 2010.

Other selling and marketing expenses increased 39.9% to $16.5 million from $11.8 million for the fourth quarter of 2010. The increase was mainly due to the increase in delivery cost, salaries and commissions for call center personnel.

General and administrative expenses were $9.8 million for the fourth quarter of 2011, a 26.4% increase from $7.8 million in the fourth quarter of 2010. The increase was largely due to a $2.5 million increase in bad debt related to the receivable from a local delivery company.

Other operating income, net, was $3.1 million for the fourth quarter of 2011, compared to $1.4 million in the fourth quarter of 2010. The increase was primarily due to trademark licensing and subsidy income.

As a result of all of the items above, operating loss was $1.8 million, compared to an operating loss of $11.9 million in the fourth quarter of 2010.

Other income, primarily from interest income and investment income, was $1.0 million, an increase of 81.8% compared to $0.5 million in the fourth quarter of 2010.

Net loss from continuing operations was $0.9 million, compared to a net loss of $9.4 million for the fourth quarter of 2010.

Net loss attributable to Acorn was $1.0 million, compared to a net loss of $8.7 million in the fourth quarter of 2010.

Diluted loss per American Depositary Share (“ADS”) from continuing operations were $0.03, compared to a loss per ADS of $0.29 for the fourth quarter of 2010.

As of December 31, 2011, Acorn’s cash and cash equivalents, including restricted cash and short-term investments, totaled $122.7 million, compared to $104.2 million as of December 31, 2010.

Subsequent Events

The Company named four Vice Presidents, Mr. Lifu Chen, Mr. Rong Wang, Mr. Yongqiang Zhu, and Mr. David Meng to strengthen critical areas of its operational structure, effective in December 2011. In addition, the Company appointed a new financial controller, Mr. Geoffrey Gao, effective in February 2012.

The Company entered into a letter of intent in connection with the cooperation with Guthy Renker, one of the world’s most reputable direct marketing companies in March 2012. For more information about Guthy Renker, please visit www.guthy-renker.com.

Fiscal Year 2011 Results:

Total net revenues were $362.1 million for the full year 2011, an increase of 23.5% from $293.2 million for 2010. Direct sales contributed 80.5%, or $291.5 million, of the total net revenues for the full year 2011, an increase of 48.9% from $195.8 million for 2010, mainly due to increased sales of Gionee branded cell phones and collectibles.

Distribution sales net revenues declined 27.6% year-over-year to $70.5 million from $97.4 million for 2010, primarily due to the decreased sales of Yukang branded cell phones and auto products in distribution channels. In addition, sales of Ozing also decreased due to an overall slowdown in the electronic learning products market in 2011.

The table below summarizes the gross revenues of the Company for year 2010 and 2011, broken down by product categories:

	Year 2011 $‘000	Sales %	Year 2010 $‘000	Sales %
Cell phones	165,958	45.72	125,074	42.61
Electronic learning products	62,539	17.23	69,535	23.69
Collectible products	33,194	9.14	18,040	6.15
Other products	25,601	7.05	17,503	5.96
Cosmetics	24,857	6.85	26,233	8.94
Consumer electronics	24,249	6.68	14,035	4.78
Health products	13,348	3.68	12,950	4.41
Fitness products	12,064	3.32	403	0.14
Auto products	1,189	0.33	9,753	3.32

Total gross revenues	362,999		293,526

Cost of sales for 2011 was $205.9 million, a 13.3% increase from $181.7 million last year. The overall increase was primarily driven by increase in sales and a shift in product mix.

Gross profit for 2011 was $156.1 million, an increase of 40.0% compared to $111.5 million last year. Gross margin was 43.1% for 2011, compared to 38.0% last year.

Advertising expenses were $68.6 million for 2011, compared to $58.5 million last year. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on multiple sales platforms, was 2.28 in 2011, up from 1.91 last year.

Other selling and marketing expenses increased 38.0% to $59.9 million from $43.4 million last year, primarily due to delivery costs; salaries and commissions for call center personnel.

General and administrative expenses were $31.7 million for 2011, a 24.6% increase from $25.4 million for 2010. The increase was largely due to a $4.7 million increase in bad debt related to the receivable from a local delivery company and higher consulting service expenses.

Other operating income, net, was $5.1 million for 2011, compared to $3.0 million last year.

As a result of all of the items above, operating income was $1.1 million, compared to an operating loss of $12.8 million last year.

Other income, primarily from interest income and investment income, was $7.1 million, compared to $4.0 million last year.

Net income from continuing operations was $5.0 million, compared to a net loss of $7.2 million last year.

Net income attributable to Acorn was $5.1 million, compared to a net loss of $6.4 million last year.

Diluted earnings per ADS from continuing operations was $0.17 for 2011, compared to diluted loss per ADS from continuing operations of $0.22 last year.

Fiscal Year 2012 Business Outlook:

In fiscal 2012, the Company will continue to increase media spending on the direct sales channel and focus on promoting featured products. Acorn intends to further diversify its product offerings and customer base, encourage repeat purchases by existing customers and create opportunities for recurring revenue. At the same time, the management team remains focused on controlling costs and continuously improving operations to enhance bottom line performance.

For the full year 2012, the Company expects revenue between $380 million and $400 million and net income to be between $6 million and $8 million.

These estimates are subject to change. Also, Acorn reminds investors that its operating results in each period vary significantly as a result of the mix of products sold in the period and the platforms through which they are sold. Therefore, the operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on March 20, 2012 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

— 1866 549 - 1292 (U.S. Toll Free)

— 800 876 8626 (China Toll Free)

— +852 3005 2050 (International)

— Passcode: 551043#

Please dial-in approximately 10 minutes in advance to facilitate a timely start.

A replay will be available for 30 days immediately after the call ends and may be accessed via:

— +1866 753 0743 (U.S. Toll Free)

— +852 3005 2020 (International)

— Conference Reference: 159399#

A live and archived webcast of the call will be available on the Company’s website at http://ir.chinadrtv.com. To listen to the live webcast, please go to the Company’s website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV air time, and other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include third-party bank channels, outbound calls, catalogs and Internet. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2012 and related breakdown of product sales and trends; Acorn’s efforts to optimize its media spending and product mix; the expected revenue contribution by, and potential growth of, the Yierjian product; Acorn’s ability to further diversify its customer base, to attract repeat purchases and to create opportunities for recurring revenues and Acorn’s ability to achieve effective cost control and improve its operations. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Acorn’s business may not improve in the remainder of 2012 and its strategies and related efforts to grow revenues and margins by means of introducing new mobile handsets, optimize media spending and product mix and grow and sustain sales for its mobile handsets, collectibles, cosmetics and electronic learning products may not succeed and it may fail to meet its operating results expectations. In particular, the operating results of the Company for any period are impacted significantly by the mix of products sold by the Company in the period and the platforms through which they are sold, causing the operating results of the Company to fluctuate and making them difficult to predict. In addition, a substantial portion of the Company’s revenues was generated from the sales of “Gionee” branded mobile handsets. The Company may not be able to maintain the sales and margin of such products at current level in the event that there is a change in the customers’ preference, which may results in a material adverse impact on the Company’s results of operations and financial conditions.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products, including to offset declines in sales of existing products; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including the new SARFT regulations and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; rising costs in key components of the Company’s products, such as flash memory, potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2010 annual report on Form 20-F filed with Securities and Exchange Commission on April 27, 2011. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of the Company’s Form 20-F for the fiscal year ended December 31, 2010. The actual results of operations of the Company for the fourth quarter and full year of 2011 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this unaudited financial information.

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2010	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	91,667,392	111,180,139
Restricted cash	2,225,882	1,556,852
Short-term investments	10,267,178	9,993,720
Accounts receivable, net	15,299,525	16,693,959
Notes receivable	1,645,263	—
Inventory	22,671,041	32,888,645
Prepaid advertising expenses	8,433,014	11,654,922
Other prepaid expenses and current assets, net	9,599,082	9,928,245
Deferred tax assets, net	4,188,288	3,465,795

Total current assets	165,996,665	197,362,277
Prepaid land use rights	7,423,358	8,105,061
Property and equipment, net	19,307,886	29,803,901
Acquired intangible assets, net	2,560,753	2,126,596
Long-term investments	8,681,902	—
Investment in affiliates	7,911,525	6,794,955
Other long-term assets	2,749,568	1,482,881

Total assets	214,631,657	245,675,671

Liabilities and equity
Current liabilities:
Accounts payable	12,854,188	21,023,807
Accrued expenses and other current liabilities	11,261,381	18,910,178
Notes payable	2,212,292	4,411,840
Income taxes payable	3,678,693	3,603,813
Dividend payable	15,177	467

Total current liabilities	30,021,731	47,950,105
Deferred tax liabilities	790,627	831,006

Total liabilities	30,812,358	48,781,111

Equity
Acorn International Inc. shareholders’ equity:
Ordinary shares	939,047	945,666
Additional paid-in capital	159,630,208	160,632,659
Statutory reserve	5,195,416	5,442,682
Retained earnings	5,641,597	10,517,590
Beginning balance	14,334,317	11,561,270
Net loss attributable to Acorn	(8,692,720)	(1,006,476)
Appropriation of statutory reserve fund	—	(37,204)
Accumulated other comprehensive income	22,480,106	30,320,856
Treasury stock, at cost	(11,463,946)	(11,463,946)

Total Acorn International Inc. shareholders’ equity	182,422,428	196,395,507
Non-controlling interests	1,396,871	499,053

Total equity	183,819,299	196,894,560

Total liabilities and equity	214,631,657	245,675,671

ACORN INTERNATIONAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	3 Months Ended December 31		12 months Ended December 31
	2010	2011	2010	2011
Gross revenues
Direct sales	57,314,614	72,791,319	196,098,603	292,290,123
Distribution sales	13,625,193	14,915,139	97,427,674	70,708,535

Total	70,939,807	87,706,458	293,526,277	362,998,658

Sales tax
Direct sales	(132,446)	(201,487)	(277,295)	(765,614)
Distribution sales	(7,658)	(35,387)	(7,797)	(175,131)

Total	(140,104)	(236,874)	(285,092)	(940,745)

Net revenues
Direct sales	57,182,168	72,589,832	195,821,308	291,524,509
Distribution sales	13,617,535	14,879,752	97,419,877	70,533,404

Total	70,799,703	87,469,584	293,241,185	362,057,913

Cost of revenues
Direct sales	(35,488,102)	(39,093,846)	(106,990,383)	(160,359,667)
Distribution sales	(14,351,286)	(9,663,398)	(74,732,116)	(45,584,141)

Total	(49,839,388)	(48,757,244)	(181,722,499)	(205,943,808)

Gross profit
Direct sales	21,694,066	33,495,986	88,830,925	131,164,842
Distribution sales	(733,751)	5,216,354	22,687,761	24,949,263

Total	20,960,315	38,712,340	111,518,686	156,114,105

Operating (expenses) income
Advertising expenses	(14,649,802)	(17,395,230)	(58,469,862)	(68,562,714)
Other selling and marketing expenses	(11,758,219)	(16,453,327)	(43,376,505)	(59,854,030)
G&A expenses	(7,759,038)	(9,807,455)	(25,434,172)	(31,680,711)
Other operating income, net	1,355,873	3,128,004	2,976,811	5,083,568

Total operating (expenses) income	(32,811,186)	(40,528,008)	(124,303,728)	(155,013,887)

Income (loss) from operations	(11,850,871)	(1,815,668)	(12,785,042)	1,100,218
Other income	549,569	999,354	4,028,979	7,050,194

Income (loss) before income taxes, extraordinary items	(11,301,302)	(816,314)	(8,756,063)	8,150,412
Income tax - current	141,173	822,052	(334,277)	(2,178,034)
Income tax - deferred	1,727,038	(932,962)	1,873,217	(932,962)

Income (loss) from continuing operations	(9,433,091)	(927,224)	(7,217,123)	5,039,416
Income from discontinued operations, net of tax	—	—	—	—
Income from extraordinary items, net of tax	827,531	—	827,531	—

Net income (loss)	(8,605,560)	(927,224)	(6,389,592)	5,039,416
Net income (loss) attributable to noncontrolling interests	(87,160)	(79,252)	(19,589)	83,843

Net income (loss) attributable to Acorn International, Inc.	(8,692,720)	(1,006,476)	(6,409,181)	5,123,259

Income (loss) per ADS
Basic	(0.29)	(0.03)	(0.22)	0.17
Diluted	(0.29)	(0.03)	(0.22)	0.17

Weighted average number of ordinary shares used in calculating income per ADS (each ADS represents three ordinary shares)
Basic	89,103,111	89,927,124	88,923,162	89,796,835
Diluted	89,103,111	89,927,124	88,923,162	89,796,835

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